Zeo Energy Corp.

7625 Little Rd, Suite 200A

New Port Richey, FL 34654

VIA EDGAR

July 9, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Pearlyne Paulemon

Re:	Zeo Energy Corp. Registration Statement on Form S-4 (File No. 333-288489) (the “Registration Statement”)

Dear Ms. Paulemon:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Zeo Energy Corp., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Standard Time on Friday, July 11, 2025, or as soon as thereafter practicable.

Very Truly Yours,

ZEO ENERGY CORP.

By:	/s/ Timothy Bridgewater
Name:	Timothy Bridgewater
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP